Exhibit 99.1

JinkoSolar Announces New Chief Operating Officer

SHANGRAO, China, Nov. 25, 2020 JinkoSolar Holding Co., Ltd. (the “Company,” or “JinkoSolar”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced the resignation of Mr. Zhiqun Xu as the Company’s Chief Operating Officer and the appointment of Dr. Jiun-Hua Allen Guo as the Company’s new Chief Operating Officer. Dr. Guo, who currently serves as the Company’s vice president for Quality System, will assume his new role and responsibilities immediately. Mr. Xu will be leaving the Company to pursue other opportunities.

Dr. Guo has been with the Company since 2012 and has held a variety of roles, including Deputy General Manager, General Manager of Solar Cell Division, and Vice President of Solar Cell Division. Prior to joining the Company, Dr. Guo was the President and CTO of Topcell Solar International from March 2010 to July 2011. Before that, he held a variety of roles in E-Ton Solar Tech. from September 2007 to December 2009, and the Center of Excellence for Advanced Silicon Photovoltaics and Photonics of the University of New South Wales from December 2005 to December 2007. Dr. Guo received his PhD in electrical engineering from The University of New South Wales in 2004. He received his master’s degree in agricultural machinery engineering in 1995 and bachelor’s degree in agricultural machinery engineering in 1993 from National Taiwan University. Dr. Guo is a member of the editorial board of Progress in Photovoltaics: Research and Applications.

“We believe Dr. Guo’s extensive experience in the industry and within JinkoSolar will significantly enhance our ability to successfully execute our strategy," commented Mr. Kangping Chen, Chief Executive Officer of JinkoSolar. "We wish Mr. Xu all the best in his future endeavors and thank him for his years of service with JinkoSolar.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 20 GW for mono wafers, 11 GW for solar cells, and 25 GW for solar modules, as of June 30, 2020.

JinkoSolar has 9 productions facilities globally, 14 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile and Australia, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina.

To find out more, please see: www.jinkosolar.com.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: ir@jinkosolar.com

Rene Vanguestaine

Christensen

Tel: + 86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com